STROOCK & STROOCK & LAVAN LLP
180 Maiden Lane
New York, New York 10038

April 14, 2014

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Ms. Anu Dubey

Re:	O’Connor Fund of Funds: Aggregated Alpha Strategies LLC
File Nos. 333-179806 and 811-21516

Dear Ms. Dubey:

On behalf of O’Connor Fund of Funds: Aggregated Alpha Strategies LLC (the “Fund”), transmitted for filing as EDGAR correspondence are the Fund’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission, provided by you to me by telephone on April 7, 2014.  The comments of the Staff relate to Post-Effective Amendment No. 3 to the Fund’s Registration Statement (the “Registration Statement”) on Form N-2 under the Securities Act of 1933, as amended (also constituting Amendment No. 22 to the Registration Statement on Form N-2 under the Investment Company Act of 1940, as amended ) (the “Amendment”), filed on February 21, 2014.

Set forth below is a summary of the Staff’s comments and the Fund’s responses thereto.  Capitalized terms used herein and not otherwise defined are used with the meanings assigned to them in the Amendment.

PROSPECTUS

Comment 1.            Please disclose, in an appropriate location, information regarding outstanding securities as required by Item 10.5 of Form N-2.

Response 1.           The Fund is treated as a partnership for federal income tax purposes and is not unitized.  Instead, the Fund maintains records in terms of the dollar amount of each investor’s capital account in the Fund—which has a balance equal to the investor’s initial contribution to the capital of the Fund, as adjusted for subsequent additional contributions and for distributions and withdrawals—and the Fund’s aggregate net asset value.  Accordingly, the Fund does not lend itself to the disclosure format called for my Item 10.5 of Form N-2.  The Fund offers only one class of securities—limited liability company interests—and disclosure of the Fund’s recently computed aggregate net asset value appears on the cover page of the Prospectus and under the caption entitled “Prospectus Summary—The Offering.”  For examples of other similar funds providing similar disclosure, please see Arden Sage Multi-Strategy Fund, L.L.C. (333-177737), Aetos Capital Distressed Investment Strategies Fund, LLC (333-194893) and Lazard Alternative Strategies 1099 Fund (333-175797).

Cover Page

Comment 2.            In the table, please add a separate column to show the offering price, sales load and proceeds to registrant on a per share basis.  See Item 1.1.g of Form N-2.

Response 2.           As noted in Response 1 above, the Fund is not unitized, but rather maintains records in terms of the dollar amount of each investor’s capital account balance and the Fund’s aggregate net asset value.  Accordingly, the Fund does not lend itself to the disclosure format called for by Item 1.1.g of Form N-2.

Comment 3.            Please clarify the disclosure under the caption “Investment Portfolio” regarding the Fund’s investment objective.

Response 3.           The Fund’s investment objective is to “seek capital appreciation over the long term.”  The Fund will pursue this investment objective by seeking absolute returns with lower volatility and correlation to the broader markets.  We propose to clarify this distinction between the Fund's investment objective and its investment policies by deleting the third sentence under the caption “Investment Objective” and revising the second and third sentences under the caption “Investment Portfolio” as follows:

It is a multi-strategy fund that~~, consistent with~~ pursues its investment objective~~, seeks to achieve~~ by seeking absolute returns with lower volatility and correlation to the broader markets~~.  The Fund will seek to achieve its objective~~ principally through the allocation of assets among a select group of alternative asset managers (the “Investment Managers”) and the funds they operate.

Please be advised that this disclosure has been included in the Fund’s Prospectus since the Fund commenced investment operations on October 1, 2004.

Comment 4.            Under “Investment Portfolio,” please also refer to the Investment Funds described therein as “hedge funds.”

Response 4.           As requested, the disclosure will be revised to also refer to the Investment Funds as “hedge funds” and will read as follows:  “Investment Managers generally conduct their investment programs through unregistered investment vehicles, such as hedge funds, ~~which~~ that have investors~~,~~ other than the Fund, and in other registered investment companies (collectively, the ‘Investment Funds’).”

Summary of Fund Expenses

Comment 5.            Please include a completed fee table and example for our review in the next post-effective amendment to the Registration Statement.

Response 5.           We will include a completed fee table and example for your review in the next post-effective amendment to the Registration Statement.

Risk Factors—Employing a “Fund of Funds” Strategy Involves Risks Not Present in Direct Investment Programs

Comment 6.            The last sentence of the second paragraph states that the Fund may suspend the calculation of its net asset value under certain conditions.  To amplify the disclosure, please disclose how the board of directors is involved in a decision to suspend the calculation of net asset value and please describe the “certain conditions” when the net asset value calculation may be suspended.

Response 6.           The disclosure will be revised to read as follows:  “The Fund may suspend the calculation of its net asset value ~~under certain conditions~~ during periods when an emergency exists as a result of which it is not reasonably practicable for the Fund fairly to determine the value of its net assets, and at any other time determined by the Board.”

Please note that unlike mutual funds, the Fund is required to calculate net asset value only twice per year—in connection with the issuance of unaudited semi-annual financial statements and in connection with the issuance of audited annual financial statements.  Beyond this regulatory requirement, the Fund also calculates its net asset value periodically in connection with its acceptance of subscriptions, if any, and in connection with any repurchases of Interests pursuant to tender offers conducted at the discretion of the Fund’s Board of Directors.  The Fund may choose at any time to suspend the sale or purchase of Interests.

Use of Proceeds

Comment 7.            The first sentence states that the Fund will invest the proceeds from the sale of Interests “in accordance with the Fund’s investment objective and policies and principal strategies as soon as practicable.”  Please disclose with more specificity how long it will take the Fund to invest the proceeds in accordance with its investment objective (e.g., three months).  If the time period is more than three months, please disclose the reason for this delay.  See Item 7.2 of Form N-2 and Guide 1 to Form N-2.

Response 7.           It is respectfully requested that the comment be waived.  Item 7 of Form N-2 requires, in part, that a registrant disclose how long it is expected to take to fully invest the net proceeds of the offering in accordance with the registrant’s investment objectives and policies.  The Fund is continuously offered and, unlike a traditional, underwritten closed-end fund that completes its offering and promptly invests its cash, the Fund constantly raises funds from the sale of Interests and manages its cash position to make investments, pay expenses and pay withdrawing investors.  The Fund, in this respect, is more akin to a mutual fund, and we note that Form N-1A does not have a comparable item.

Please be advised that this comment previously has been raised by the Staff in connection with prior Registration Statements or post-effective amendments to Registration Statements of the Funds and other sister funds, and in each case the foregoing explanation resolved the issue satisfactorily and the disclosure remained as originally filed.  The comment was raised most recently in connection with the Staff’s review of the Registration Statement of O’Connor Fund of Funds: Masters.  I refer you to correspondences from the undersigned to you dated August 19, 2013 and September 10, 2013.

We also note that other continuously offered closed-end funds do not give a specific time frame for the investment of proceeds—see, for example, Aetos Capital Distressed Investment Strategies Fund, LLC (333-194893, Arden Sage Multi-Strategy Fund, L.L.C. (333-177737), Blackstone Alternative Alpha Fund (333-193323) and Ironwood Multi-Strategy Fund LLC (333-190034).

Management of the Fund—Portfolio Managers

Comment 8.            The first sentence states that the Fund is managed by a portfolio management team that is responsible for certain tasks regarding portfolio management.  Please insert the word “primarily” before “responsible” to meet the definition of a portfolio manager found in Item 9.1.c of Form N-2.  Also, if the portfolio managers are “jointly” responsible for the described tasks, please add the word “jointly” in addition to the word “primarily” before “responsible.”

Response 8.           The disclosure will be revised as follows:  “The Fund is managed by a portfolio management team that is jointly and primarily responsible for the selection of the Fund’s investments, the allocation of the Fund’s assets among the Investment Managers and the general management of the Fund.”

Redemptions, Repurchases of Interests and Transfers—Payment

Comment 9.            The fifth paragraph states that the Fund “may allocate to tendering investors withdrawal or similar charges imposed by Investment Funds if the Adviser determined to withdraw from the Investment Fund as a result of a tender and such a charge was imposed on the Fund.”  Please add a line item to the fee table under “Summary of Fund Expenses” to reflect such charges and include the estimated amount of the charges.  See Item 3 of Form N-2.

Response 9.           The allocation to a tendering investor of any withdrawal or similar charge imposed by an Investment Fund is not in the nature of a sales charge by the Fund and would only be made if necessary to protect the interests of non-tendering investors.  Furthermore, the likelihood that the Fund would make such an allocation is remote and, in any event, the amount (including the “maximum amount”) of any such charge cannot be predicted or estimated.  We propose, however, to add the following footnote to the Maximum Redemption Fee line item in the Fund’s fee table:

While the Fund does not impose any charges on a repurchase of Interests in the Fund, it may allocate to tendering investors withdrawal or similar charges imposed by Investment Funds if the Adviser determines to withdraw from the Investment Fund as a result of a tender and such a charge was imposed on the Fund.

STATEMENT OF ADDITIONAL INFORMATION

Comment 10.          Please add the disclosure required by Items 19.1 and 19.2 of Form N-2 regarding control persons and principal holders of securities, if applicable.

Response 10.         We are advised by the Fund that no person controls the Fund or owns five percent or more of its Interests.  We believe, therefore, that no additional disclosure is required.

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Should you have any questions or comments, please feel free to contact me at 212.806.6274 (bgreen@stroock.com) or Gary L. Granik of this office at 212.806.5790 (ggranik@stroock.com).

Very truly yours,

/s/ Brad A. Green
Brad A. Green

cc:  Gary L. Granik